July 2, 2020

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Rufus Decker
Keira Nakada

Re:	Farfetch Limited

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated June 18, 2020

File No. 001-38655

Ladies and Gentlemen:

We have set forth below our response to the comments of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated June 23, 2020, concerning the Form 20-F filed March 11, 2020 (File No. 001-38655) by Farfetch Limited (the “Company”).

For ease of reference in this letter, your comments appear in bold directly above the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 6. Segmental and Geographical Information, page F-32

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We read your response to comment 1. The customers of your first party sales are the shoppers on your digital platform whereas the customers of your third party sales are the retail and brand partners. Therefore, the products and/or services provided to these customers appear to be different. Please disclose first party sales separately from third party sales. Refer to paragraph 32 of IFRS 8 and paragraph 114 of IFRS 15.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we will report revenue from first-party sales separately from third-party sales within our digital platform segmental revenue disclosure in our Annual Report on Form 20-F for the fiscal year ending December 31, 2020 (the “2020 Form 20-F”).

2.	We read your response to comment 2. Please confirm that you will also disclose the geographical revenue information on a supply basis. Refer to paragraph 33 of IFRS 8.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we will report geographical revenue information on a supply basis in our 2020 Form 20-F pursuant to paragraph 33 of IFRS 8.

If you have any questions or require additional information, please do not hesitate to contact the undersigned by email at elliot.jordan@farfetch.com for the best number to speak directly.

Very truly yours,

/s/ Elliot Jordan
Elliot Jordan
Chief Financial Officer

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

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